BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

February 2, 2011		OUR FILE NUMBER 0642360-0004

VIA EDGAR		WRITER’S DIRECT DIAL (650) 473-2613

Craig D. Wilson Megan Akst Courney Haseley Matthew Crispino Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549		WRITER’S E-MAIL ADDRESS psieben@omm.com

Re:	Overland Storage, Inc.

Form 10-K and 10-K/A for Fiscal Year Ended June 27 2010

Filed September 24, 2010 and October 25, 2010, respectively

File No. 000-22071

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Company”) and per your verbal request to the Company’s Chief Financial Officer, Kurt Kalbfleisch, we hereby confirm receipt of your comment letter dated January 13, 2011 with respect to the above-referenced Forms 10-K and 10-K/A with the Securities and Exchange Commission (the “Commission”) on September 24, 2010 and October 25, 2010, respectively, and advise the Commission’s staff (the “Staff”) that we the Company will respond to such comment letter on or before Friday, February 11, 2011. We note that that the address to which the original letter was sent was incorrect and therefore the Company did not receive the letter until it was faxed by the Staff earlier today.

Please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ O’Melveny & Myers LLP

Paul L. Sieben of O’MELVENY & MYERS LLP

cc:	Mr. Eric L. Kelly
Mr. Kurt L. Kalbfleisch
(Overland Storage, Inc.)

Todd A. Hamblet, Esp.
(O’Melveny & Myers LLP)